UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER 001-38976
Genmab A/S
(Exact name of Registrant as specified in its charter)
Carl Jacobsens Vej 30
2500 Valby
Denmark
+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F x Form 40-F
This report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statements on Form S-8 (File No. 333-232693, 333-253519, 333-262970, 333-277273, 333-284876 and 333-293505) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Interim Report Dated August 06, 2026
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENMAB A/S

BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: August 6, 2026

99.1
Genmab Announces Financial Results for the First Half of 2026

August 6, 2026 Copenhagen, Denmark;
Interim Report for the Six Months Ended June 30, 2026

Highlights

•Genmab announced positive Phase 3 results for epcoritamab plus lenalidomide in patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL), demonstrating statistically significant improvement in progression-free survival
•Genmab revenue increased 25% compared to the first six months of 2025, to $2,051 million
•Genmab 2026 financial guidance updated

“The second quarter of 2026 delivered clinical progress for our late-stage portfolio. Epcoritamab continued to demonstrate its potential as a core therapy across the spectrum of B-cell malignancies, with strong data across multiple treatment settings and patient populations. At the same time, new data further support the development of Rina-S® (rinatabart sesutecan) in combination in advanced ovarian cancer. Together, these results reflect our continued commitment to delivering meaningful advances for patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Half of 2026
•Revenue was $2,051 million for the first six months of 2026 compared to $1,640 million for the first six months of 2025. The increase of $411 million, or 25%, was primarily driven by higher DARZALEX® and Kesimpta® royalties and higher EPKINLY® net product sales.
•Royalty revenue was $1,708 million in the first six months of 2026 compared to $1,378 million in the first six months of 2025, an increase of $330 million, or 24%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta.
•Net sales of DARZALEX by J&J were $8,171 million in the first six months of 2026 compared to $6,776 million in the first six months of 2025, an increase of $1,395 million or 21%.
•Global net sales of EPKINLY/TEPKINLY® were $312 million in the first six months of 2026 compared to $211 million in the first six months of 2025, an increase of $101 million or 48%.
•Cost of product sales were $149 million for the first six months of 2026 compared to $99 million for the first six months of 2025. The increase of $50 million, or 51%, was primarily driven by the profit-sharing amounts payable to AbbVie related to EPKINLY sales.
•Adjusted operating expenses, excluding Acquisition and integration related charges, were $1,270 million for the first six months of 2026 compared to $993 million for the first six months of 2025. The increase of $277 million, or 28%, was primarily driven by investment in our product pipeline, including the advancement of Rina-S and petosemtamab, and our global commercialization capabilities in preparation for their anticipated launches.
•Acquisition and integration related charges related to the integration of Merus were $77 million in the first six months of 2026.
•Amortization of acquired intangible assets was $24 million for the first six months of 2026 compared to $6 million for the first six months of 2025. The increase of $18 million, was primarily driven by the amortization of the Merus technology platform.
•Operating profit was $555 million in the first six months of 2026 compared to $548 million in the first six months of 2025. Adjusted operating profit, which excludes Acquisition and integration related charges and Amortization of acquired intangible assets, was $656 million in the first six months of 2026 compared to $554 million in the first six months of 2025.

Outlook
Genmab is updating its revenue, adjusted operating expenses and adjusted operating profit guidance for 2026. The improved guidance is driven by higher total royalty revenues from DARZALEX and net sales of EPKINLY.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 1/42 CVR no. 2102 3884

Genmab Announces Financial Results for the First Half of 2026

2026 FULL YEAR OUTLOOK

(USD million)	Revised Guidance²	Revised Mid-Point²	Previous Guidance³	Previous Mid-Point³
Revenue	4,325 - 4,525	4,425	4,065 - 4,395	4,230
Royalties	3,625 - 3,750	3,687	3,440 - 3,685	3,563
Net product sales/Collaboration revenue¹	595 - 640	618	490 - 555	522
Milestones/Reimbursement revenue	105 - 135	120	135 - 155	145
Gross profit	4,015 - 4,195	4,105	3,810 - 4,110	3,960
Adjusted operating expenses	(2,810) - (2,950)	(2,880)	(2,710) - (2,910)	(2,810)
Adjusted operating profit	1,065 - 1,385	1,225	900 - 1,400	1,150
1 Net product sales/Collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak® ex-U.S. net product sales plus Genmab's share of U.S. gross profits.
2 Adjusted operating expenses and operating profit exclude 2026 charges related to: 1) acquisition and integration-related charges of $90 million and 2) amortization of intangible assets acquired through acquisitions of $47 million.
3 Adjusted operating expenses and operating profit exclude 2026 charges related to: 1) acquisition and integration-related charges of $65 million and 2) amortization of intangible assets acquired through acquisitions of $45 million.

Non-IFRS Financial Measures
Our Adjusted operating expenses and Adjusted operating profit excludes acquisition and integration related charges and amortization of acquired intangible assets. These charges were recognized in prior periods and will likely reoccur in future periods. These items are excluded from operating expenses and operating profit because the Company believes they neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance.

Non-IFRS information is intended to portray the results of our baseline performance, supplement or enhance management's, analysts' and investors’ overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for the related financial measures prepared in accordance with IFRS and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Conference Call
Genmab will hold a conference call to discuss the results for the first six months of 2026 today, Thursday, August 6, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register-conf.media-server.com/register/BId9cf2ff8aa3c489ca2ad2007d64a1964. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investor-relations.
Contact
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 2/42 CVR no. 2102 3884

Interim Report for the First Half of 2026

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Interim Report for the First Half of 2026
CONSOLIDATED KEY FIGURES**

(USD million, unless otherwise indicated)	Three Months Ended June 30,		Six Months Ended June 30,		Full Year
Income Statement	2026	2025	2026	2025	2025
Revenue	$1,155	$925	$2,051	$1,640	$3,720
Cost of product sales	(84)	(57)	(149)	(99)	(238)
Research and development expenses	(459)	(364)	(899)	(723)	(1,606)
Selling, general and administrative expenses	(205)	(144)	(371)	(270)	(626)
Acquisition and integration related charges	(32)	—	(77)	—	(185)
Total costs and operating expenses	(780)	(565)	(1,496)	(1,092)	(2,655)
Operating profit	375	360	555	548	1,065
Net financial items	(80)	63	(186)	119	139
Net profit	$303	$336	$356	$531	$963

Balance Sheet
Total non-current assets	$9,714	$2,554	$9,714	$2,554	$9,988
Marketable securities	—	1,603	—	1,603	—
Cash and cash equivalents	1,503	1,296	1,503	1,296	1,715
Total assets	12,515	6,464	12,515	6,464	12,873
Borrowings	5,135	—	5,135	—	5,274
Share capital	10	10	10	10	10
Shareholders' equity	$5,957	$5,302	$5,957	$5,302	$5,847

Cash Flow Statement
Investment in acquisitions, net of cash acquired	$—	$—	$—	$—	$(7,215)
Net cash provided by operating activities	51	62	54	349	1,186
Net cash provided by / (used in) investing activities	2	26	(7)	(17)	(5,643)
Net cash (used in) / provided by financing activities	(75)	(406)	(252)	(419)	4,789
Investment in intangible assets	(1)	—	(1)	(18)	(18)
Investment in tangible assets	$(2)	$(10)	$(7)	$(22)	$(37)

Financial Ratios and Other Information
Basic net profit per share	$4.94	$5.44	$5.78	$8.47	$15.50
Diluted net profit per share	$4.91	$5.42	$5.73	$8.45	$15.37
Period-end share market price (DKK per share)	1,795.00	1,315.00	1,795.00	1,315.00	2,027.00
Price/book value	$3.01	$2.48	$3.01	$2.48	$3.47
Shareholders' equity per share	$595.70	$530.20	$595.70	$530.20	$584.70
Shares outstanding	62,353,252	64,154,254	62,353,252	64,154,254	64,238,408
Average number of employees (FTE*)	3,108	2,638	3,085	2,653	2,694
Number of employees (FTE) at the end of the period	3,119	2,639	3,119	2,639	3,029

*Full-time equivalent
**On December 12, 2025, Genmab closed on the acquisition of Merus, including its late-stage breakthrough therapy asset petosemtamab. In order to finance the acquisition, Genmab incurred borrowings of $5.5 billion and utilized cash on hand. Genmab’s financial results of the first six months of 2026 reflect the impact of these transactions.

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Interim Report for the First Half of 2026
2026 FULL YEAR OUTLOOK

(USD million)	Revised Guidance²	Revised Mid-Point²	Previous Guidance³	Previous Mid-Point³
Revenue	4,325 - 4,525	4,425	4,065 - 4,395	4,230
Royalties	3,625 - 3,750	3,687	3,440 - 3,685	3,563
Net product sales/Collaboration revenue¹	595 - 640	618	490 - 555	522
Milestones/Reimbursement revenue	105 - 135	120	135 - 155	145
Gross profit	4,015 - 4,195	4,105	3,810 - 4,110	3,960
Adjusted operating expenses	(2,810) - (2,950)	(2,880)	(2,710) - (2,910)	(2,810)
Adjusted operating profit	1,065 - 1,385	1,225	900 - 1,400	1,150
1 Net product sales/Collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak ex-U.S. net product sales plus Genmab's share of U.S. gross profits.
2 Adjusted operating expenses and operating profit exclude 2026 charges related to: 1) acquisition and integration-related charges of $90 million and 2) amortization of intangible assets acquired through acquisitions of $47 million.
3 Adjusted operating expense and operating profit exclude 2026 charges related to: 1) acquisition and integration-related charges of $65 million and 2) amortization of intangible assets acquired through acquisitions of $45 million.

Genmab is updating its revenue, operating expenses and operating profit guidance for 2026. The improved guidance is driven by higher total royalty revenues from DARZALEX and net sales of EPKINLY.
Revenue
Genmab expects its 2026 revenue to be in the range of $4.33 - 4.53 billion, an increase to the previous guidance range of $4.07 - 4.40 billion. Genmab’s projected revenue growth for 2026 is driven by higher royalties, net product sales and collaboration revenue.

Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. Net product sales/Collaboration revenue growth is driven by strong performance for EPKINLY.

Genmab’s projected revenue for 2026 primarily consists of DARZALEX royalties of approximately $2.83 billion at the midpoint. Such royalties are based on estimated DARZALEX 2026 net sales of $16.50 - 16.90 billion. DARZALEX royalties are partly offset by Genmab’s share of J&J’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with subcutaneous (SC) net sales as well as royalty reduction in countries and territories where there is no Genmab patent coverage.

The remainder of Genmab’s revenue consists primarily of royalties from TEPEZZA®, RYBREVANT®, TECVAYLI®, TALVEY®, TEPKINLY and BIZENGRI®, net product sales of EPKINLY and collaboration revenue from Tivdak, reimbursement revenue and milestones.
Adjusted Operating Expenses
Genmab is updating its 2026 adjusted operating expenses to be in the range of $2.81 - 2.95 billion, an increase to the previous guidance range of $2.71 - 2.91 billion. The increase in adjusted operating expenses is primarily related to investments in late-stage programs and launch readiness in key markets.
Adjusted Operating Profit
Genmab expects its 2026 adjusted operating profit to be in the range of $1.07 - 1.39 billion, compared to previous guidance range of $0.90 - 1.40 billion, primarily driven by the items described above.

Outlook: Risks and Assumptions
In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to: the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA,

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RYBREVANT, TECVAYLI, TALVEY, TEPKINLY and BIZENGRI net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2026 guidance assumes a USD/DKK exchange rate of 6.2). The financial guidance assumes that no significant new agreements are entered into during 2026 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2026 Guidance.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further material adverse impacts on Genmab’s business and financial performance, including unfavorable impacts on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and BIZENGRI by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue, reimbursement revenue and milestone revenue therefrom.
PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2026
At the end of the first half of 2026, Genmab’s proprietary pipeline, where we are responsible for at least 50% of development, consisted of multiple antibody products in active clinical development from early- to late-stage development, including our late-stage programs Rina-S and petosemtamab. Our approved medicines are EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie Inc. (AbbVie) and Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer Inc. (Pfizer) and exclusively by Genmab outside of the U.S. and China. Beyond these investigational and approved medicines, our pipeline includes promising clinical and preclinical programs. In addition to our own pipeline, there are multiple antibody products in development by global pharmaceutical and biotechnology companies in our royalty portfolio, including seven approved medicines. An overview of the development status of our approved medicines and our late-stage investigational medicines is provided in the following section, including updates for the second quarter of 2026. For events that occurred during the first quarter of 2026, please refer to Genmab’s Q1 2026 report. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (U.S. SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 6/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
Genmab Proprietary Products1
Approved Medicines

Approved Product	Target	Developed By	Disease Indication[2]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie	Approved in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory large B-cell lymphoma (LBCL) after two or more lines of therapy

Approved in multiple territories including the U.S., Europe and Japan for adult patients with relapsed or refractory follicular lymphoma (FL) after two or more lines of systemic therapy.

Approved in multiple territories including the U.S. in combination with rituximab and lenalidomide (R2) for the treatment of adult patients with relapsed or refractory FL, following at least one prior systemic therapy.

Tivdak (tisotumab vedotin-tftvm, tisotumab vedotin)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in multiple territories including the U.S., Europe and Japan for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy.
1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to local country prescribing information for precise indication and safety information.

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Interim Report for the First Half of 2026
Pipeline, Including Further Development for Approved Medicines

Product	Developed By	Technology	Disease Indications	Most Advanced Development Phase
				Preclinical	1	2	3
Epcoritamab	Co-development Genmab/AbbVie	DuoBody®	Relapsed/refractory DLBCL
Relapsed/refractory FL
1L DLBCL
1L FL
NHL
Relapsed/refractory CLL & Richter's Syndrome
Aggressive mature B-cell neoplasms in pediatric patients
Rinatabart Sesutecan (Rina-S, GEN1184)	Genmab	ADC	2L+ PROC
2L+ Endometrial cancer
2L PSOC maintenance
2L PSOC platinum-doublet chemo replacement
NSCLC
Solid tumors
GI cancers
Petosemtamab	Genmab	Biclonics®	1L HNSCC
2L / 3L HNSCC
Advanced solid tumors including mCRC
GEN1059 (BNT314)	Co-development Genmab/BioNTech SE (BioNTech)	DuoBody	Solid tumors
mCRC, in combination with pumitamig/chemo
GEN3018	Genmab	DuoBody	Relapsed or refractory AML or HR-MDS
GEN1079	Genmab	DuoHexa-Body®	Advanced solid tumors
GEN1106	Genmab	ADC	Solid tumors
1L = first line; NHL = non-Hodgkin lymphoma; CLL = chronic lymphocytic leukemia; ADC = antibody-drug conjugate; 2L+ = second line plus; 2L = second line; PROC = platinum resistant ovarian cancer; PSOC = platinum sensitive ovarian cancer; NSCLC = non-small cell lung cancer; GI = gastrointestinal; HNSCC = head and neck squamous cell carcinoma; 3L = third line; mCRC = metastatic colorectal cancer; AML = acute myeloid leukemia; HR-MDS = higher-risk myelodysplastic syndrome
EPKINLY/TEPKINLY (epcoritamab) – bispecific antibody approved to treat multiple B-cell malignancies in the U.S., Europe and Japan
•Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy, and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy
•EPKINLY/TEPKINLY has also been approved in multiple territories including the U.S., Japan and Europe for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy
•In 2025, EPKINLY plus R2 became the first bispecific antibody combination regimen available in the U.S. as a treatment option for patients with relapsed/refractory FL
•More than 40 clinical trials across different treatment settings, lines of therapy and in combination regimens across histologies, including five Phase 3 trials
•Two Breakthrough Therapy designations (BTDs) granted by the U.S. Food and Drug Administration (FDA) for relapsed/refractory FL: as monotherapy after two or more therapies and in combination with R2 following at least one prior systemic therapy

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•SC bispecific antibody targeting CD3 and CD20, created using Genmab’s DuoBody technology platform
•Co-developed and co-commercialized in collaboration with AbbVie
Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for specific indications and safety information. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization.
Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including five Phase 3 trials. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.
Second Quarter 2026 Updates
•June: Announced topline results from the Phase 3 EPCORE® DLBCL-4 clinical trial evaluating epcoritamab in combination with lenalidomide demonstrated statistically significant and clinically meaningful improvement in progression-free survival (PFS) in patients with relapsed/refractory DLBCL: EPCORE DLBCL-4 met its primary endpoint, demonstrating improved PFS.
•June: Key presentations at the 2026 American Society of Clinical Oncology (ASCO) and the European Hematology Association (EHA) highlighted data evaluating the potential utility of epcoritamab across multiple settings, including as a monotherapy, in combination regimens, in fixed-duration use and in earlier lines of therapy. Multiple oral sessions featured the first presentation of the full results from the Phase 3 EPCORE DLBCL-1 trial comparing epcoritamab monotherapy to investigator’s choice chemotherapy in patients with relapsed/refractory LBCL, as well as additional data from the Phase 3 EPCORE FL-1 trial evaluating epcoritamab in combination with R2 versus R2 alone in patients with relapsed/refractory FL.
Tivdak (tisotumab vedotin) – First and only ADC for recurrent or metastatic cervical cancer after disease progression in the U.S., Europe and Japan
•An ADC directed to TF, a protein prevalent on cervical cancer cells, which is associated with poor prognosis
•Tisotumab vedotin, approved as Tivdak, is the first and only ADC approved in multiple territories including the U.S., Europe and Japan for the treatment of recurrent or metastatic cervical cancer after prior therapy and is the only ADC with demonstrated overall survival (OS) data in this setting compared to chemotherapy
•Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer, exclusively by Genmab outside of the U.S. and China
Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E (MMAE) to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer after prior therapy in multiple territories including the U.S., Europe and Japan. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and is leading commercial operational activities in Japan, Europe and all other regions globally, excluding the

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U.S. and China. Pfizer is leading commercial operational activities in the U.S. and in China in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab.

Genmab records sales for Europe, Japan and rest of world markets (excluding the U.S. and China), and will provide royalties with rates in the low teens to Pfizer on net sales. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Tivdak.

Rinatabart Sesutecan (Rina-S, GEN1184) – ADC with FDA Fast Track and Breakthrough Therapy Designations
•Folate Receptor Alpha (FRα)-targeted Type I Topoisomerase (TOPO1) inhibitor ADC being evaluated for potential treatment of FRα-expressing cancers
•FDA granted Fast Track Designation (FTD) for FRα-expressing cancers, BTD for recurrent or progressive endometrial cancer
•Five Phase 3 clinical trials active or announced in ovarian and endometrial cancers
•Phase 2 signal-seeking trials in additional indications recruiting

Rina-S is a novel FRα-directed TOPO1 ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose escalation data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels. In January 2024, Rina-S was granted FTD by the FDA for the treatment of FRα-expressing high-grade serous or endometrioid PROC. In August 2025, the FDA granted BTD for recurrent or progressive endometrial cancer. Five Phase three trials are active or have been announced: RAINFOL™-02 (NCT06619236) in 2L+ PROC completed enrollment in March 2026; RAINFOL-03 (NCT07166094) in 2L+ endometrial cancer and RAINFOL-04 (NCT07225270) in 2L PSOC maintenance are recruiting; RAINFOL-07 (NCT07564141) in 2L PSOC platinum-doublet chemo replacement and RAINFOL-08 in 1L pMMR endometrial cancer have been announced. A Phase 2 trial (RAINFOL-05, NCT07288177) in NSCLC and a Phase 2 trial in advanced GI cancers (RAINFOL-09, NCT07539311) are also recruiting.
Second Quarter 2026 Updates
•May: New Phase 2 (RAINFOL-09) and Phase 3 (RAINFOL-07 and -08) clinical trials announced.
•April: As presented during an oral session at the 2026 Society of Gynecologic Oncology Annual Meeting on Women’s Cancer (SGO), Phase 1/2 RAINFOL-01 data showed the combination of Rina-S and bevacizumab was tolerable, with no new safety signals in patients with advanced ovarian cancer.
Petosemtamab — Bispecific antibody with FTD and Two BTDs from the FDA
•Epidermal growth factor receptor, leucine-rich repeat-containing G-protein coupled receptor 5 (EGFRxLGR5) bispecific antibody being evaluated for potential treatment of EGFR-expressing cancers, focusing on HNSCC
•FDA granted FTD for recurrent/metastatic HNSCC and BTD for both 1L and 2L+ recurrent/metastatic HNSCC indications
•Two active Phase 3 trials: 1L and 2L/3L recurrent/metastatic HNSCC
•Expansion opportunities including locally advanced HNSCC

Petosemtamab was added to Genmab’s portfolio with the acquisition of Merus N.V. (Merus). Petosemtamab is an EGFRxLGR5 bispecific antibody being evaluated for the potential treatment of HNSCC and other solid tumors including mCRC. Clinical data to date for petosemtamab has demonstrated a significant clinical benefit in both 1L and later line HNSCC settings. The FDA has granted FTD in recurrent/metastatic HNSCC and BTD for both 1L PD-L1 positive and 2L+ recurrent/metastatic HNSCC. Two Phase 3 trials are currently recruiting; LiGeR-HN1 (NCT06525220) in 1L recurrent/metastatic PD-L1 positive HNSCC and LiGeR-HN2

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(NCT06496178) in 2L/3L recurrent/metastatic HNSCC. Petosemtamab is also being evaluated in a Phase 2 study (NCT03526835) of other advanced solid tumors, including mCRC. In November 2025, Merus announced that they had entered a global collaboration and license agreement with Halozyme to develop a SC formulation of petosemtamab.
Early-stage and Preclinical Programs
•Early-stage pipeline includes the following programs in active clinical development: GEN1059 (BNT314), GEN3018, GEN1079 and GEN1106
•Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
•Multiple new Investigational New Drug (IND) applications expected to be submitted over the coming years
•Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline
Our preclinical pipeline includes immune effector function enhanced antibodies, bispecific antibodies and ADCs created with our proprietary technology platforms. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.
Royalty Medicines Portfolio1
In addition to Genmab’s own pipeline of investigational medicines and preclinical pipeline candidates, we have a diverse portfolio of royalty medicines in development with global pharmaceutical and biotechnology companies. These include the seven approved medicines listed below, along with the following investigational therapies in Phase 3 development: denecimig (Mim8, Novo Nordisk), amlenetug (Lundbeck) and INCA33890 (Incyte Corporation).
The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

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Approved Medicines

Approved Product	Discovered and/or Developed/Marketed By	Disease Indication(s)[2]
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Johnson & Johnson (J&J) (Royalties to Genmab on global net sales)	Multiple myeloma
Light-chain (AL) Amyloidosis
Kesimpta (ofatumumab)	Novartis Pharma AG (Novartis) (Royalties to Genmab on global net sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen) (under sublicense from Roche Holding AG (Roche), royalties to Genmab on global net sales)	Thyroid eye disease (TED)
RYBREVANT (amivantamab/amivantamab-vmjw)/RYBREVANT FASPROTM (amivantamab and hyaluronidase-lpuj)	J&J (Royalties to Genmab on global net sales)	Advanced NSCLC with certain EGFR mutations
TECVAYLI (teclistamab/teclistamab cqyv)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
BIZENGRI (zenocutuzumab-zbco)	Partner Therapeutics, Inc. (part of Genmab’s acquisition of Merus, royalties to Genmab on U.S. net sales)	Pancreatic adenocarcinoma, NSCLC and cholangiocarcinoma that are advanced, unresectable or metastatic and harbor NRG1 gene fusions
1 Approved and investigational medicines under development, and, where relevant, commercialized by a company other than Genmab for which we receive royalties.
2 See local prescribing information for precise indication and safety information.
DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma
•First-in-class human CD38 monoclonal antibody
•Developed and commercialized by J&J under an exclusive worldwide license from Genmab
•Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
•First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and DARZALEX SC in Europe
•First licensed treatment for patients with high-risk smoldering multiple myeloma (SMM), approved in the U.S. and Europe
•SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being

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developed and commercialized by J&J under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy for the treatment of patients with high-risk SMM, approved in Europe. It is also the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.
Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.
Kesimpta (ofatumumab) – Approved for the treatment of RMS
•Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
•Approved in multiple territories including the U.S., Europe and Japan for the treatment of RMS in adults
•First B-cell therapy that can be self-administered by patients using the Sensoready® autoinjector pen
Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a low-single digit royalty to Medarex based on Kesimpta sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.
TEPEZZA (teprotumumab) – First FDA-approved medicine for the treatment of TED
•Developed and commercialized by Amgen for the treatment of TED
•First and only approved medicine for the treatment of TED in the U.S., Japan and Europe
Teprotumumab, approved in the U.S., Japan and Europe under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. It is the first and only medicine approved for the treatment of TED. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product is currently being conducted by Amgen. Under the terms of Genmab’s original agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for TEPEZZA.
Bispecific antibodies created under Genmab and J&J DuoBody research and license agreement
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT, TECVAYLI and TALVEY
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. Three approved therapies were generated from this agreement, RYBREVANT (amivantamab), TECVAYLI (teclistamab) and TALVEY (talquetamab).

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RYBREVANT is approved for the treatment of certain adult patients with NSCLC in certain territories including the U.S., Europe, Japan and other territories. In December 2025, an SC formulation was approved, marketed as RYBREVANT FASPRO. TECVAYLI and TALVEY are approved for the treatment of certain adult patients with relapsed or refractory multiple myeloma in certain territories including the U.S., Europe, Japan and other territories. J&J is responsible for the development and commercialization of these medicines.
Under the terms of the agreement, for RYBREVANT, Genmab receives royalties between 8% and 10% on net sales with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Genmab also pays a royalty to Medarex based on RYBREVANT net sales. For TECVAYLI and TALVEY, Genmab is eligible to receive milestones and receives mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for each product for the labeled indication and safety information.
SIGNIFICANT RISKS AND UNCERTAINTIES
As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization, and financial activities.
For further information about risks and uncertainties that Genmab faces, refer to the 2025 Annual Report filed with the Nasdaq Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2026. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

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FINANCIAL REVIEW
The interim report is prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The symbol “$” is used throughout this interim report to refer to the U.S. dollar. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”
On December 12, 2025, Genmab closed the acquisition of Merus, including its late-stage breakthrough therapy asset petosemtamab. In order to finance the acquisition, Genmab borrowed $5.5 billion and utilized cash on hand. Genmab’s financial results of the first six months of 2026 reflect the impact of these transactions.
Revenue
Genmab’s revenue was $2,051 million for the first six months of 2026 compared to $1,640 million for the first six months of 2025. The increase of $411 million, or 25%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, and increased EPKINLY net product sales. This increase was partly offset by reduced reimbursement revenue of $16 million, which was primarily driven by the acasunlimab program.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Royalties	$966	$789	$1,708	$1,378
Net product sales	145	101	261	176
Reimbursement revenue	12	13	20	36
Milestone revenue	10	1	26	13
Collaboration revenue	22	21	36	37
Total revenue	$1,155	$925	$2,051	$1,640
Royalties
Royalty revenue amounted to $1,708 million in the first six months of 2026 compared to $1,378 million in the first six months of 2025. The increase of $330 million, or 24%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
DARZALEX	$744	$638	$1,306	$1,088
Kesimpta	143	108	259	198
TEPEZZA	31	20	57	45
Other	48	23	86	47
Total royalties	$966	$789	$1,708	$1,378
J&J’s net sales of DARZALEX were $8,171 million in the first six months of 2026 compared to $6,776 million in the first six months of 2025. The increase of $1,395 million, or 21%, was driven by market share gains and market growth in all regions. Royalty revenue on net sales of DARZALEX was $1,306 million in the first six months of 2026 compared to $1,088 million in the first six months of 2025, an increase of $218 million, or 20%. The percentage increase in royalties is lower than the percentage increase in the underlying net sales primarily due to the tiered royalty rates, Genmab’s Halozyme royalty reductions in connection with the increase in SC product net sales and royalty reductions on net sales in countries and territories where there is no Genmab patent coverage. Under our license agreement with Janssen for DARZALEX, for purposes of calculating

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royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollar at a specified annual Currency Hedge Rate.
Novartis’ net sales of Kesimpta were $2,588 million in the first six months of 2026 compared to $1,976 million in the first six months of 2025. The increase of $612 million, or 31%, was primarily driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was $259 million in the first six months of 2026 compared to $198 million in the first six months of 2025, an increase of $61 million, or 31%.
Amgen’s net sales of TEPEZZA were $1,066 million in the first six months of 2026 compared to $886 million in the first six months of 2025, an increase of $180 million, or 20%. Royalty revenue on net sales of TEPEZZA was $57 million in the first six months of 2026 compared to $45 million in the first six months of 2025, an increase of $12 million, or 27%. The percentage increase in royalties is higher than the percentage increase in underlying net sales primarily due to the timing of adjustments recognized during the respective periods.
Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY, TEPKINLY and BIZENGRI. These royalties were not material for the first six months of 2026 or 2025.
Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of J&J’s royalty payments to Halozyme in connection with SC product net sales and the level of royalty reductions on net sales in countries and territories where there is no patent protection.
Net Product Sales
Global net product sales include sales of EPKINLY in the U.S. and Japan and Tivdak in Japan and Europe.
EPKINLY/TEPKINLY
Global net sales of EPKINLY/TEPKINLY were $312 million in the first six months of 2026 compared to $211 million in the first six months of 2025, an increase of $101 million or 48%, driven by strong growth in both 3L+ DLBCL and 3L+ FL, as well as 2L FL, which was approved in the U.S. in November 2025. Net product sales of EPKINLY in the U.S. and Japan recorded by Genmab were $242 million in the first six months of 2026 compared to $175 million in the first six months of 2025.
Net sales of TEPKINLY in territories where Genmab receives royalty revenue were $70 million in the first six months of 2026 compared to $36 million in the first six months of 2025.
Tivdak
Global net product sales of Tivdak were $84 million in the first six months of 2026 compared to $78 million in the first six months of 2025, an increase of $6 million or 8%. Net product sales of Tivdak in Japan and Europe recorded by Genmab were $19 million in the first six months of 2026 compared to $1 million in the first six months of 2025. Tivdak was approved in Japan in May 2025 and became available for prescribing in Europe starting in September 2025.

Genmab records 50% of gross profit from net sales of Tivdak by Pfizer in the U.S. Net sales of Tivdak in the U.S. were $65 million in the first six months of 2026 compared to $77 million in the first six months of 2025.
Reimbursement Revenue
Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab’s collaboration agreements, amounted to $20 million in the six months of 2026 compared to $36 million in the first six months of 2025. The decrease of $16 million, or 44%, was driven primarily by the acasunlimab program.

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Milestone Revenue
Milestone revenue was $26 million in the first six months of 2026 compared to $13 million in the first six months of 2025, an increase of $13 million, or 100%. Milestone revenue in the first six months of 2026 was primarily driven by $23 million of milestones received from collaboration partners acquired as part of the Merus acquisition compared to a J&J milestone for $10 million in the first six months of 2025.
Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.
Collaboration Revenue
Collaboration revenue, which primarily reflects 50% of gross profit from net sales of Tivdak in the U.S. by Pfizer, was $36 million in the first six months of 2026 compared to $37 million in the first six months of 2025, a decrease of $1 million, or 3%. The decrease was primarily driven by lower Tivdak net sales, partially offset by Genmab's 50% share of a $10 million milestone received by Pfizer following regulatory approval of Tivdak in China during the second quarter of 2026.
Refer to Financial Statement Note 2 in this interim report for further details about revenue.
Key Developments to Revenue – Second Quarter of 2026
Genmab’s revenue was $1,155 million for the second quarter of 2026 compared to $925 million for the second quarter of 2025. The increase of $230 million, or 25%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, increased EPKINLY net product sales, and a $10 million milestone achieved from a collaboration partner acquired as part of the Merus acquisition.
Royalties
Royalty revenue on net sales of DARZALEX was $744 million in the second quarter of 2026 compared to $638 million in the second quarter of 2025, an increase of $106 million, or 17%. Royalty revenue on net sales of Kesimpta was $143 million in the second quarter of 2026 compared to $108 million million in the second quarter of 2025, an increase of $35 million, or 32%.
Net Product Sales
EPKINLY/TEPKINLY
Global net sales of EPKINLY/TEPKINLY were $175 million in the second quarter of 2026, compared to $121 million in the second quarter of 2025, an increase of $54 million or 45%.
Tivdak
Global net product sales of Tivdak were $45 million in both the second quarter of 2026 and in the second quarter of 2025.
Genmab records 50% of gross profit from net sales of Tivdak by Pfizer in the U.S. Net sales of Tivdak in the U.S. were $36 million in the second quarter of 2026 compared to $44 million in the second quarter of 2025.

Cost of Product Sales
Genmab recognized cost of product sales of $149 million in the first six months of 2026 compared to $99 million in the first six months of 2025. Cost of product sales includes profit-sharing amounts payable to AbbVie, royalty expense, product costs and amortization of commercialized intangible assets. The profit-sharing amount paid to AbbVie related to EPKINLY was $116 million in the first six months of 2026 compared to $82 million in the first six months of 2025. Royalty expense was $18 million in the first six months of 2026 compared to $10 million in the first six months of 2025.

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Key Developments to Cost of Product Sales – Second Quarter of 2026
Cost of product sales were $84 million for the second quarter of 2026 compared to $57 million for the second quarter of 2025. The profit-sharing amount paid to AbbVie related to EPKINLY was $66 million in the second quarter of 2026 compared to $47 million in the second quarter of 2025.
Research and Development Expenses
Research and development expenses amounted to $899 million in the first six months of 2026 compared to $723 million in the first six months of 2025. The increase of $176 million, or 24%, was primarily driven by higher clinical development costs to support ongoing Phase 2 and Phase 3 clinical trials for petosemtamab, following its acquisition in December 2025, and Rina-S, and the increase in employees to support the continued expansion of Genmab’s product portfolio. These increases were partly offset by decreased research and development expenses related to the acasunlimab program, as well as Epcoritamab under our collaboration with AbbVie, primarily due to lower clinical costs in the first six months of 2026 compared to the first six months of 2025.
Research and development expenses accounted for 71% of total research and development expenses & selling, general and administrative expenses in the first six months of 2026 compared to 73% in the first six months of 2025.
Key Developments to Research and Development Expenses – Second Quarter of 2026
Research and development expenses were $459 million for the second quarter of 2026 compared to $364 million for the second quarter of 2025, an increase of $95 million, or 26%. The increase was primarily driven by higher clinical development costs to support ongoing Phase 2 and Phase 3 clinical trials for petosemtamab, following its acquisition in December 2025, and Rina-S, and the increase in employees to support the continued expansion of Genmab’s product portfolio. These increases were partly offset by decreased research and development expenses related to the acasunlimab program as well as Epcoritamab under our collaboration with AbbVie, primarily due to lower clinical costs in the second quarter of 2026 compared to the second quarter of 2025.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $371 million in the first six months of 2026 compared to $270 million in the first six months of 2025. The increase of $101 million, or 37%, was driven primarily by the expansion of Genmab’s global commercialization capabilities, primarily associated with the investment in commercialization related activities for Rina-S and petosemtamab to prepare for the upcoming projected launches, including an increase in employees to support commercialization related efforts, general and administrative expenses associated with the acquisition of Merus which occurred in December 2025, as well as increased litigation expenses related to ongoing legal matters.
Selling, general and administrative expenses accounted for 29% of total research and development expenses & selling, general and administrative expenses in the first six months of 2026 compared to 27% for the first six months of 2025.
Key Developments to Selling, General and Administrative Expenses – Second Quarter of 2026
Selling, general and administrative expenses were $205 million for the second quarter of 2026 compared to $144 million for the second quarter of 2025. The increase of $61 million, or 42%, was driven primarily by the expansion of Genmab’s global commercialization capabilities, including an increase in employees to support commercialization related efforts, additional selling, general and administrative expenses associated with the acquisition of Merus which occurred in December 2025, as well as increased litigation expenses related to ongoing legal matters.
Acquisition and Integration Related Charges
Acquisition and integration related charges, which related primarily to severance, retention and professional fees incurred in connection with the integration of Merus following its acquisition in December 2025, were $77

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million in the first six months of 2026. There were no acquisition and integration related charges in the first six months of 2025.
Key Developments to Acquisition and Integration Related Charges – Second Quarter of 2026
Acquisition and integration related charges, which related primarily to severance, retention and professional fees incurred in connection with the integration of Merus following its acquisition in December 2025, were $32 million for the second quarter of 2026. There were no acquisition and integration related charges for the second quarter of 2025.
Amortization of Acquired Intangible Assets
Amortization of acquired intangible assets was $24 million for the first six months of 2026 compared to $6 million for the first six months of 2025. The increase of $18 million, was primarily driven by the amortization of the Merus technology platform acquired in December 2025.
Key Developments to Amortization of Acquired Intangible Assets – Second Quarter of 2026
Amortization of acquired intangible assets was $12 million for the second quarter of 2026 compared to $4 million for the second quarter of 2025. The increase of $8 million, was primarily driven by the amortization of the Merus technology platform acquired in December 2025.
Operating Profit
Operating profit was $555 million in the first six months of 2026 compared to $548 million in the first six months of 2025. The increase was driven by the items described above. Adjusted operating Profit excluding Acquisition and integration related charges and Amortization of acquired intangible assets, was $656 million in the first six months of 2026 compared to $554 million in the first six months of 2025.
Key Developments to Operating Profit - Second Quarter of 2025
Operating profit was $375 million for the second quarter of 2026 compared to $360 million for the second quarter of 2025. The increase was driven by the items described above. Adjusted operating Profit excluding Acquisition and integration related charges and Amortization of acquired intangible assets, was $419 million in the second quarter of 2026 compared to $364 million in the second quarter of 2025.

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Net Financial Items
Financial income and expense was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Interest and other financial income	36	25	$50	$58
Gain on marketable securities	—	43	—	69
Gain on other investments, net	—	3	—	1
Foreign exchange rate gain	23	83	53	125
Total financial income	59	154	$103	$253

Interest and other financial expenses	(1)	(9)	$(5)	$(14)
Interest expense on borrowings	(85)	—	(174)	—
Amortization expense on borrowings	(24)	—	(43)	—
Loss on marketable securities	—	(5)	—	(12)
Foreign exchange rate loss	(29)	(77)	(67)	(108)
Total financial expenses	(139)	(91)	$(289)	$(134)
Net financial items	(80)	63	$(186)	$119
Interest and Other Financial Income
Interest and Other Financial Income is comprised of interest income on cash and marketable securities and other financial gains. The decrease of $8 million for the first six months of 2026 compared to the first six months of 2025, was primarily driven by a $31 million decrease in interest income on marketable securities due to the liquidation of all marketable securities to contribute to the funding of the Merus acquisition completed in December 2025. This decrease was partially offset by an increase of $23 million due to a modification gain related to the Term B Loans Amended Credit Agreement entered into in June 2026.
Refer to Financial Statement Note 7 in this interim report for further details about borrowings.
Interest and Amortization Expense on Borrowings
The increase of $217 million for the first six months of 2026 compared to the first six months of 2025, was due to $174 million of interest expense and $43 million of amortization of fees associated with the debt issued in December 2025 in connection with the financing of the Merus acquisition as well as the Term B Loans Amended Credit Agreement in June 2026. There was no interest expense or amortization of fees on borrowings for the first six months of 2025 as Genmab did not have any borrowings prior to December 2025.
Refer to Financial Statement Note 7 in this interim report for further details about borrowings.
Gain on Marketable Securities, Net
Gain on marketable securities, net, which includes the impact of foreign exchange rate movements, decreased $57 million in the first six months of 2026 compared to the first six months of 2025. There were no gains or losses on marketable securities for the first six months of 2026 due to the liquidation of all marketable securities to contribute to the funding of the Merus acquisition in December 2025.
Foreign Exchange Rate Loss/Gain, Net
Foreign exchange rate loss, net, was $14 million in the first six months of 2026 compared to foreign exchange rate gain, net of $17 million in the first six months of 2025. The decrease was primarily driven by foreign exchange rate movements impacting Genmab’s EUR and DKK denominated assets and liabilities. The EUR

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Interim Report for the First Half of 2026
and DKK weakened against the USD in the first six months of 2026 compared to strengthening against the USD in the first six months of 2025.
Key Developments to Net Financial Items – Second Quarter of 2026

Interest and Other Financial Income
Interest and Other Financial Income is comprised of interest income on cash and marketable securities and other financial gains. The net increase of $11 million for the second quarter of 2026 compared to the second quarter of 2025, was primarily due to the $23 million modification gain related to the Term B Loans Amended Credit Agreement entered into in June 2026. This increase was partially offset by a decrease of $10 million in interest income on marketable securities due to the liquidation of all marketable securities to contribute to the funding of the Merus acquisition completed in December 2025.
Refer to Financial Statement Note 7 in this interim report for further details about borrowings.
Interest and Amortization Expense on Borrowings
The increase of $109 million for the second quarter of 2026 compared to the second quarter of 2025, was due to $85 million of interest expense and $24 million of amortization of fees associated with the debt issued in December 2025 in connection with the financing of the Merus acquisition as well as the Term B Loans Amended Credit Agreement in June 2026. There was no interest expense or amortization of fees on borrowings for the second quarter of 2025 as Genmab did not have any borrowings prior to December 2025.
Refer to Financial Statement Note 7 in this interim report for further details about borrowings.
Gain on Marketable Securities, Net
Gain on marketable securities, net, which includes the impact of foreign exchange rate movements, decreased $38 million in the second quarter of 2026 compared to the second quarter of 2025. There were no gains or losses on marketable securities for the second quarter of 2026 due to the liquidation of all marketable securities to contribute to the funding of the Merus acquisition in December 2025.
Foreign Exchange Rate Loss/Gain, Net
Foreign exchange rate loss, net, was $6 million in the second quarter of 2026 compared to foreign exchange rate gain, net of $6 million in the second quarter of 2025. The decrease was primarily driven by foreign exchange rate movements impacting Genmab’s EUR and DKK denominated assets and liabilities. The EUR and DKK weakened against the USD in the second quarter of 2026 compared to strengthening against the USD in the second quarter of 2025.
Corporate Tax
Corporate tax expense for the first six months of 2026 was $13 million compared to $136 million for the first six months of 2025. The decrease in corporate tax expense is the result of Genmab’s lower net profit before tax and decrease in the estimated annual effective tax rate in the first six months ended 2026 of 3.6%, compared to 20.3% in the first six months of 2025. The lower estimated annual effective tax rate was primarily attributable to the Merus integration that allows for the partial recognition of previously unrecognized tax benefits. Accordingly, the estimated annual effective tax rate for the first six months ended 2026 is not indicative of the Company's expected annual effective tax rate in future periods. The annual effective tax rate may experience further volatility from the statutory rate as Merus integration continues.

Key Developments to Corporate Tax – Second Quarter of 2026
Corporate tax benefit for the second quarter of 2026 was $8 million compared to corporate tax expense of $87 million for the second quarter of 2025. The decrease in corporate tax expense is the result of Genmab’s lower net profit before tax and decrease in the estimated annual effective tax rate to 3.6% in the second quarter of 2026 compared to 20.3% in the second quarter of 2025. The lower estimated annual effective tax rate was primarily attributable to the Merus integration that allows for the partial recognition of previously unrecognized

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Interim Report for the First Half of 2026
tax benefits. Accordingly, the estimated annual effective tax rate for the second quarter of 2026 is not indicative of the Company's expected annual effective tax rate in future periods. The annual effective tax rate may experience further volatility from the statutory rate as Merus integration continues.
Net Profit
Net profit for the first six months of 2026 was $356 million compared to $531 million in the first six months of 2025. The decrease was driven by the items described above. Net profit for the second quarter of 2026 was $303 million compared to $336 million in the second quarter of 2025. The decrease was driven by the items described above.
Liquidity and Capital Resources

	June 30,	December 31,
	2026	2025
Cash and cash equivalents	$1,503	$1,715
Shareholders' equity	$5,957	$5,847
Non-current borrowings	$4,841	$5,001
Current borrowings	$294	$273

	Six Months Ended June 30,
	2026	2025	Change
Net cash provided by operating activities	$54	$349	$(295)
Net cash (used in) investing activities	$(7)	$(17)	$10
Net cash (used in) financing activities	$(252)	$(419)	$167
Net (decrease) in cash and cash equivalents	$(205)	$(87)	$(118)

Exchange Rate adjustments	$(7)	$3	$(10)
Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. The $295 million decrease in net cash provided by operating activities is primarily driven the following items: $298 million decrease in net profit before tax (as described above), a $320 million unfavorable change in other payables primarily reflecting increased spend related to petosemtamab and Rina-S, payments for termination costs associated with the discontinuance of the acasunlimab and other programs and payments related to compensation and bonuses, and $191 million in interest paid, primarily related to borrowings and payment of Merus transaction related costs. These items were partially offset by $305 million increase to net financial items, primarily related to $217 million of interest expense and amortization of fees associated with the debt issued in December 2025 and an increase of $219 million as a result of lower corporate taxes paid in the first six months of 2026 compared to the first six months of 2025.

Net cash used in investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible and intangible assets. The $10 million decrease in net cash used in investing activities was primarily driven by lower investments in intangible and tangible assets of $32 million as well as a distribution from our fund investments of $5 million during the first six months of 2026 compared to the first six months of 2025, partially offset by the absence of marketable securities activity during the first six months of 2026 following the liquidation of all marketable securities to contribute to the funding of the Merus acquisition completed in December 2025, compared to net marketable securities sold of $26 million in the first six months of 2025.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 22/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
Net cash used in financing activities is primarily related to the repayments of borrowings, purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The $167 million decrease in net cash used in financing activities between the periods was primarily driven by $310 million of higher cash paid for the purchase of treasury shares during the first six months of 2025 compared to the first six months of 2026 due to the timing of share repurchases, partially offset by $125 million of cash principal repayments on borrowings during the first six months of 2026 compared to none in the first six months of 2025 as Genmab did not have any borrowings prior to December 2025.

Balance Sheet
As of June 30, 2026, total assets were $12,515 million compared to $12,873 million on December 31, 2025. The decrease of $358 million, or 3% was primarily driven by a decrease in other intangible assets of $251 million due to negative foreign exchange rate impacts from the weakening of the EUR against the USD on our EUR denominated intangible assets, a decrease in cash and cash equivalents of $212 million due to working capital movements, repayments of principal and interest related to borrowings, repurchases of treasury shares, and corporate taxes paid, partly offset by operating profit generated during the period. These decreases were partly offset by an increase in receivables and other current assets of $100 million due to higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, driven by higher net sales in the second quarter of 2026 as compared to the fourth quarter of 2025, as well as higher trade receivables resulting from increased EPKINLY sales during the same period. As of June 30, 2026, cash and cash equivalents in Genmab’s Condensed Consolidated Balance Sheets includes $30 million of restricted cash balances for funds held in escrow related to the acquisition of ProfoundBio.
As of June 30, 2026, total liabilities were $6,558 million compared to $7,026 million on December 31, 2025. The decrease in total liabilities of $468 million was primarily driven by a decrease in current other payables of $262 million, primarily related to higher accruals recorded at year-end 2025 related to accrued termination costs associated with the discontinuance of the acasunlimab and other programs during the fourth quarter of 2025, accrued compensation and bonuses and accrued withholding tax on Merus related option payments paid in the first six months of 2026, as well as decreases in non-current and current borrowings of $139 million and corporate tax payable of $43 million.
Shareholders’ equity as of June 30, 2026, was $5,957 million compared to $5,847 million on December 31, 2025. The increase of $110 million, or 2%, was primarily driven by Genmab’s net profit for the period and share-based compensation expenses, partly offset by negative foreign exchange rate impacts affecting the translation of our subsidiaries into USD, mainly the EUR based subsidiaries as a result of the weakening of the EUR against the USD and the purchase of treasury shares.
Employees
Employees comprise individuals who are employed by Genmab and excludes contractors and consultants. As of June 30, 2026, the total number of employees was 3,119 compared to 2,639 as of June 30, 2025. The increase was primarily driven by the continued investment and expansion of our R&D product portfolio and global commercialization capabilities, primarily related to Rina-S and petosemtamab. Also contributing to the increase in employees was the acquisition of Merus, which occurred during the fourth quarter of 2025.

	Six Months Ended June 30,
Employees	2026	2025
Research and development employees	2,056	1,830
Selling, general and administrative employees	1,063	809
Total employees	3,119	2,639

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 23/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
Legal Matters
Genmab is involved in pending legal proceedings arising out of the normal conduct of its business, the most significant of which are described below. These matters involve highly complex issues which are often subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain. In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which, in each case, are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, Genmab records the loss absorbed or makes a provision for its best estimate of the expected loss. Management has assessed the claims below on that basis and no provisions have been recorded.
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court in Japan against AbbVie’s and Genmab’s Japanese subsidiaries asserting that their activities related to EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai and claiming damages and injunctive relief. In September 2025, Chugai filed two further lawsuits in the same court, against the same parties and with similar assertions, based on two newly granted Japanese patents held by Chugai which are similar to the patents from the original lawsuit.
Genmab and AbbVie believe that all four of the patents are invalid and/or not infringed and intend to vigorously defend the claims.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio U.S. Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive relief. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets. During the fourth quarter of 2025, AbbVie filed a complaint with the U.S. International Trade Commission (ITC) under Section 337 of the Tariff Act against ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; Genmab A/S; Genmab B.V.; and Genmab US, Inc., seeking to exclude certain antibody drug conjugate products from importation into the United States. The district court action was stayed during the pendency of the ITC investigation. The ITC complaint was based on allegations substantially similar to those asserted in the Washington district court action. During the second quarter of 2026, AbbVie withdrew its ITC complaint and filed an unopposed motion to terminate the investigation which will bring the ITC matter to a close. AbbVie has indicated its intention to resume its case in the district court.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 24/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three Months Ended June 30,		Six Months Ended June 30,
(USD million)	Note	2026	2025	2026	2025
Revenue	2	$1,155	$925	$2,051	$1,640

Cost of product sales		(84)	(57)	(149)	(99)
Research and development expenses		(459)	(364)	(899)	(723)
Selling, general and administrative expenses		(205)	(144)	(371)	(270)
Acquisition and integration related charges		(32)	—	(77)	—
Total costs and operating expenses		$(780)	$(565)	$(1,496)	$(1,092)

Operating profit		$375	$360	$555	$548

Financial income	5	59	154	103	253
Financial expenses	5	(139)	(91)	(289)	(134)

Net profit before tax		$295	$423	$369	$667

Corporate tax benefit / (expense)		8	(87)	(13)	(136)

Net profit		$303	$336	$356	$531

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		(63)	3	(226)	16
Cash flow hedges:
Gross deferred gains/(losses) on cash flow hedges	8	5	—	10	—
Deferred tax benefit (expense) on cash flow hedges	8	1	—	—	—
Deferred gains/(losses) on cash flow hedges, net of tax	8	6	—	10	—
Total comprehensive income		$246	$339	$140	$547

Basic net profit per share		$4.94	$5.44	$5.78	$8.47
Diluted net profit per share		$4.91	$5.42	$5.73	$8.45

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 25/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30, 2026	December 31, 2025
(USD million)	Note

ASSETS

Goodwill	3	$355	$355
Other intangible assets	3	8,872	9,123
Property and equipment		137	153
Right-of-use assets		117	127
Receivables & other non-current assets	8,9	24	22
Deferred tax assets		173	171
Other investments	4	36	37

Total non-current assets		$9,714	$9,988

Corporate tax receivable		68	40
Inventories		18	18
Receivables & other current assets	8,9	1,212	1,112
Cash and cash equivalents		1,503	1,715

Total current assets		$2,801	$2,885

Total assets		$12,515	$12,873

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		10	10
Share premium		1,923	1,920
Other reserves		(397)	(181)
Retained earnings		4,421	4,098

Total shareholders' equity		$5,957	$5,847

Borrowings	7	4,841	5,001
Lease liabilities		120	134
Contract liabilities	2	88	95
Deferred tax liabilities		364	364
Other payables	10	5	5

Total non-current liabilities		$5,418	$5,599

Borrowings	7	294	273
Corporate tax payable		—	43
Lease liabilities		18	18
Contract liabilities	2	21	24
Other payables	10	807	1,069

Total current liabilities		$1,140	$1,427

Total liabilities		$6,558	$7,026

Total shareholders' equity and liabilities		$12,515	$12,873

Share-based payments	6
Related parties	11
Contingencies	12
Subsequent events to the balance sheet date	13

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 26/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended June 30,
(USD million)	Note	2026	2025
Net profit before tax		$369	$667

Financial income	5	(103)	(253)
Financial expenses	5	289	134
Adjustments for non-cash transactions
Share-based compensation expense	6	86	58
Depreciation		30	25
Amortization	3	25	7
Impairment charges	3	1	1
Change in operating assets and liabilities:
Receivables		(101)	(77)
Inventories		—	(4)
Contract Liabilities	2	(10)	—
Other payables		(269)	51
Cash flows from operating activities before financial items		$317	$609

Interest received		27	58
Interest elements of lease payments		(3)	(3)
Interest paid	7	(191)	—
Corporate taxes paid		(96)	(315)
Net cash provided by operating activities		$54	$349

Investment in intangible assets	3	(1)	(18)
Investment in tangible assets		(7)	(22)
Marketable securities bought		—	(569)
Marketable securities sold		—	595
Other investments bought	4	(4)	(3)
Other investments sold	4	5	—
Net cash (used in) investing activities		$(7)	$(17)

Warrants exercised		3	7
Principal elements of lease payments		(9)	(6)
Purchase of treasury shares	6	(96)	(406)
Payment of withholding taxes on behalf of employees on net settled RSUs		(23)	(14)
Principal repayments on borrowings	7	(125)	—
Debt Issuance costs paid	7	(2)	—
Net cash (used in) financing activities		$(252)	$(419)

Change in cash and cash equivalents		$(205)	$(87)

Cash and cash equivalents at the beginning of the period		1,715	1,380
Exchange rate adjustments		(7)	3
Cash and cash equivalents at the end of the period		$1,503	$1,296

Cash and cash equivalents include:
Bank deposits		1,503	1,174
Short-term marketable securities		—	122
Cash and cash equivalents at the end of the period		$1,503	$1,296

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 27/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share	Share	Other	Retained	Shareholders'
(USD million)	Note	capital	premium	reserves	earnings	equity
Balance at December 31, 2024		$10	$1,961	$(226)	$3,392	$5,137

Net profit		—	—	—	531	531
Other comprehensive income		—	—	16	—	16
Total comprehensive income		$—	$—	$16	$531	$547

Transactions with owners:
Exercise of warrants		—	7	—	—	7
Purchase of treasury shares		—	—	—	(430)	(430)
Share-based compensation expenses		—	—	—	55	55
Share-based reduction		—	(64)		64	—
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(14)	(14)

Balance at June 30, 2025		$10	$1,904	$(210)	$3,598	$5,302

Balance at December 31, 2025		$10	$1,920	$(181)	$4,098	$5,847

Net profit		—	—	—	356	356
Other comprehensive income		—	—	(216)	—	(216)
Total comprehensive income		—	—	(216)	356	140

Transactions with owners:
Exercise of warrants	6	—	3	—	—	3
Purchase of treasury shares	6	—	—	—	(96)	(96)
Share-based compensation expenses	6	—	—	—	86	86
Withholding taxes on behalf of employees on net settled RSUs	6	—	—	—	(23)	(23)

Balance at June 30, 2026		$10	$1,923	$(397)	$4,421	$5,957

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 28/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - Basis of Presentation
Accounting Policies
These interim financial statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the European Union (EU) and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been audited or reviewed by Genmab’s external auditors.
The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2025 Annual Report (Annual Report), except as noted below. A number of amended standards became applicable for the current reporting period. There was no impact to Genmab’s financial statements as a result of adopting these amended standards. These interim financial statements should be read in conjunction with the Annual Report.
(In all accompanying tables, amounts of U.S. dollars are expressed in millions, except per share amounts, unless otherwise noted).
Derivative Financial Instruments
The Company is exposed to certain risks relating to its ongoing financial arrangements. The risk managed using derivative instruments is to reduce variability in interest cash flows on its floating-rate debt. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate debt. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Company’s risk management strategy. As a matter of policy, Genmab does not use highly leveraged derivative instruments, nor does Genmab use financial instruments for speculative purposes.
IFRS 9 “Financial Instruments” requires entities to recognize all derivative instruments as either assets or liabilities in the Condensed Consolidated Balance Sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship.

The derivatives are designated as cash flow hedges and qualify for hedge accounting treatment. Changes in the fair value of derivative hedging instruments are initially recognized in Other Comprehensive Income (“OCI”) to the extent that the hedge is effective, and accumulated in Other reserves (net of taxes), a component of equity. Amounts accumulated in equity are subsequently reclassified to net profit in the period(s) in which the hedged item affects net profit, and are presented in the same line item in the Condensed Consolidated Statements of Comprehensive Income as the underlying hedged item (i.e., in “interest expense on borrowings” when the hedged transactions are interest cash flows associated with floating-rate debt).To the extent that the hedge is ineffective, changes in fair value are recognized in the Condensed Consolidated Statements of Comprehensive Income within Financial Income/Financial Expense.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument at inception of and throughout the hedged term.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting. For all of the Company’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss is not expected to be material.

Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 29/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
recognized in Other Comprehensive Income at that time remains in equity and is recognized in the Condensed Consolidated Statements of Comprehensive Income when the hedged transaction is ultimately recognized in profit or loss.

If it becomes probable that a forecasted transaction will not occur, previously deferred gains and losses related to those forecasted transactions would be recognized in profit or loss in the Condensed Consolidated Statements of Comprehensive Income in the current period.

Genmab’s designated derivative contracts consist of interest rate swap agreements, which effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed-rate basis (for interest rate swap arrangements) for approximately two years, thus reducing the impact of interest-rate changes on future interest expense. These agreements involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments without an exchange of the underlying notional amount.

Information about Geographical Areas
Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 34 Page 30/42 CVR no. 2102 3884

Interim Report for the First Half of 2026
Note 2 - Revenue
The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue by type:
Royalties	$966	$789	$1,708	$1,378
Net product sales	145	101	261	176
Reimbursement revenue	12	13	20	36
Milestone revenue	10	1	26	13
Collaboration revenue	22	21	36	37
Total	$1,155	$925	$2,051	$1,640

Revenue by collaboration partner:
J&J	$783	$656	$1,375	$1,137
Roche	31	21	57	46
Novartis	144	109	261	200
BioNTech	4	11	4	30
Pfizer	23	22	39	41
Other**	25	5	54	10
Total*	$1,010	$824	$1,790	$1,464

Royalties by product:
DARZALEX	$744	$638	$1,306	$1,088
Kesimpta	143	108	259	198
TEPEZZA	31	20	57	45
Other**	48	23	86	47
Total	$966	$789	$1,708	$1,378
*Excludes Genmab’s Net product sales
**Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY, TEPKINLY and BIZENGRI as well as milestones from collaboration partners

Net Product Sales
Genmab recognized net product sales of $261 million during the first six months of 2026 compared to $176 million in the first six months of 2025. The increase in net products sales was primarily driven by sales of EPKINLY in the U.S. and Japan of $242 million in the first six months of 2026 compared to $175 million in the first six months of 2025.

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Contract Liabilities
Genmab has contract liabilities primarily associated with the AbbVie Agreement and Gilead Agreement (assumed through the acquisition of Merus in the fourth quarter of 2025). As part of the continued evaluation of these contract liabilities during the first six months of 2026, Genmab’s classification of contract liabilities reflects the current estimate of research and development activities as of June 30, 2026. Contract liabilities related to AbbVie and Gilead have been recognized as reimbursement revenue in the Condensed Consolidated Statements of Comprehensive Income as the performance obligations have been satisfied. The amounts recognized in the first six months of 2026 and 2025 were not material.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.
Note 3 - Other Intangible Assets and Goodwill

	Goodwill	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets

June 30, 2026
Cost at the beginning of the period	$355	$268	$550	$8,474	$9,647
Additions during the period	—	1	—	—	1
Effect of exchange rate adjustment	—	(4)	(11)	(214)	(229)
Cost at the end of the period	$355	$265	$539	$8,260	$9,419

Amortization and impairment losses at the beginning of the period	—	148	21	—	169
Amortization for the period	—	5	20	—	25
Effect of exchange rate adjustment	—	(2)	—	—	(2)
Amortization and impairment losses at the end of the period	—	151	41	—	192
Carrying amount at the end of the period	$355	$114	$498	$8,260	$9,227

December 31, 2025
Cost at the beginning of the year	$355	$149	$180	$1,532	$2,216
Additions during the year	—	115	369	6,927	7,411
Effect of exchange rate adjustment	—	4	1	15	20
Cost at the end of the year	$355	$268	$550	$8,474	$9,647

Amortization and impairment losses at the beginning of the year	—	126	7	—	133
Amortization for the year	—	2	14	—	16
Impairment losses for the year	—	18	—	—	18
Effect of exchange rate adjustment	—	2	—	—	2
Amortization and impairment losses at the end of the year	—	148	21	—	169
Carrying amount at the end of the year	$355	$120	$529	$8,474	$9,478

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Other Intangible Assets
The decrease in the gross carrying value of other intangible assets during the first six months of 2026 was primarily driven by negative foreign exchange rate movements resulting from the weakening of the EUR against the USD, mainly related to petosemtamab (acquired IPR&D) and the technology platform acquired as part of the Merus acquisition completed in December 2025.
Amortization expense was $25 million and $7 million for the first six months of 2026 and 2025 respectively. In the first six months of 2026, $3 million was recorded in Cost of product sales and $22 million was recorded in Research and development expenses in the Condensed Consolidated Statements of Comprehensive Income. In the first six months of 2025, all amortization expense of $7 million was recorded in Research and development expenses in the Condensed Consolidated Statements of Comprehensive Income. The amortization included in Cost of product sales relates to amortization of commercialized intangible assets.
Goodwill
The carrying amount of goodwill, which relates to the acquisition of ProfoundBio during the second quarter of 2024, was $355 million as of both June 30, 2026 and December 31, 2025.
Note 4 - Financial Instruments

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

	Note	June 30, 2026				December 31, 2025
Assets Measured at Fair Value		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest rate swaps	1,8	—	10	—	10	—	—	—	—
Other investments		9	2	25	36	9	2	26	37
Derivative Financial Instruments
Derivative financial instruments consists exclusively of interest rate swaps and are based on quotes from the market makers that derive fair values from market data and are classified as Level 2. The non-current portion of $3 million and the current portion of $7 million are recorded in the Condensed Consolidated Balances sheets in Receivables & other non-current assets and Receivables & other current assets, respectively. Refer to Note 1 and Note 8 in this interim report for further details regarding Genmab’s derivative financial instruments.

Other Investments
Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based on the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are based on significant unobservable inputs.

There were no transfers into or out of Level 3 during the first six months of 2026 or 2025. Acquisitions (capital calls), distributions and fair value changes on Level 3 investments in 2026 and 2025 were as follows:

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Other Investments
Fair value at December 31, 2024	25
Acquisitions	3
Fair value changes	(3)
Fair value at June 30, 2025	25
Acquisitions	1
Fair value at December 31, 2025	26
Acquisitions	4
Distributions	(5)
Fair value at June 30, 2026	25
Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.
Note 5 - Financial Income and Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Financial income:
Interest and other financial income	$36	$25	$50	$58
Gain on marketable securities	—	43	—	69
Gain on other investments, net	—	3	—	1
Foreign exchange rate gain	23	83	53	125

Total financial income	$59	$154	$103	$253

Financial expenses:
Interest and other financial expenses	$(1)	$(9)	$(5)	$(14)
Interest expense on borrowings	(85)	—	(174)	—
Amortization expense on borrowings	(24)	—	(43)	—
Loss on marketable securities	—	(5)	—	(12)
Foreign exchange rate loss	(29)	(77)	(67)	(108)

Total financial expenses	$(139)	$(91)	$(289)	$(134)

Net financial items	$(80)	$63	$(186)	$119

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Note 6 - Share-Based Payments
Restricted Stock Unit Program
Genmab has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based (PSUs).

	Six Months Ended
	June 30,
	2026	2025
RSUs granted	641,408	636,825
Weighted average fair value per RSU granted (DKK)	1,852.27	1,601.95

RSUs vested	223,951	180,822
Refer to Note 4.6 in the Annual Report for details on the RSU program.
Warrant Program
Genmab has established a warrant program (equity-settled share-based payment transactions) as an incentive for Genmab employees.

	Six Months Ended
	June 30,
	2026	2025
Warrants granted	509,290	530,330
Weighted average exercise price per warrant granted (DKK)	1,854.37	1,604.81
Weighted average Black-Scholes fair value per warrant granted (DKK)	596.06	500.33

Warrants exercised	14,844	43,921
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,366.49	1,057.95
% change in share capital - warrants exercised	0.02%	0.07%
Refer to Note 4.6 in the Annual Report for details on the warrant program.
Share-Based Compensation Expense
Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first six months of 2026 were $86 million compared to $58 million for the first six months of 2025.
Share Repurchases
At Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors was authorized to allow Genmab to acquire treasury shares with a total nominal value of up to 10% of the share capital in the period until and including March 11, 2030. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital. The authorization replaced existing previously provided authorizations to purchase treasury shares.
As announced on February 17, 2026, Genmab initiated a share buy-back program to honor our commitments under the RSU program. During the first six months of 2026, Genmab acquired 342,130 of its own shares under the program, representing approximately 0.5% of share capital as of December 31, 2025. The total amount incurred to acquire the shares, including directly attributable costs, was $96 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within

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retained earnings on the Condensed Consolidated Balance Sheets as of June 30, 2026. As of June 30, 2026, 5,319,724 shares were available for repurchase, and 915,601 treasury shares were held by Genmab.
As announced on March 25, 2025, Genmab initiated a share buy-back program to reduce capital and to honor our commitments under the RSU program. During the first six months of 2025, Genmab acquired 2,200,000 of its own shares under the program, representing approximately 3.3% of share capital as of December 31, 2024. The total amount incurred to acquire the shares, including directly attributable costs, was $430 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the Condensed Consolidated Balance Sheets as of June 30, 2025. As of June 30, 2025, 3,763,698 shares were available for repurchase, and 2,651,727 treasury shares were held by Genmab.
Share Capital Reduction
At Genmab’s Annual General Meeting on March 19, 2026, the decision was made to reduce the share capital with nominally DKK 1,900,000 by cancellation of 1,900,000 of the Company’s holding of shares with a nominal value of DKK 1 each. The Board of Directors resolved to complete the capital reduction on April 17, 2026, following which it was registered with the Danish Business Authority. The share capital reduction resulted in an immaterial reduction in share capital and share premium. Within retained earnings, the reclassification of treasury shares and retained earnings offset each other, resulting in no net impact on retained earnings or total equity.

Note 7 - Borrowings

	Current		Non-Current
	June 30,	December 31,	June 30,	December 31,
	2026	2025	2026	2025
Term A Loans (Secured)	$50	$53	$890	$909
Term B Loans (Secured)	244	207	1,563	1,707
Secured Notes	—	7	1,436	1,434
Unsecured Notes	—	6	952	951
Total Borrowings	$294	$273	$4,841	$5,001

	Term A Loans (Secured)	Term B Loans (Secured)	Secured Notes	Unsecured Notes	Total
Beginning Balance as of 12/31/2025	962	1,914	1,441	957	5,274
Loan modification and other adjustments	(2)	(28)	(2)	(1)	(33)
Accrued interest	(2)	(7)	(7)	(6)	(22)
Principal repayments	(25)	(100)	—	—	(125)
Amortization of deferred financing fees	7	28	4	2	41
Ending Balance as of 6/30/2026	940	1,807	1,436	952	5,135
In June 2026, Genmab entered into an amendment to the Credit Agreement executed in December 2025 (the “Amended Credit Agreement”), modifying the interest terms of the Term B Loans. The Amended Credit Agreement reduced the applicable interest margin from 3.00% to 2.00%. At the time of the Amended Credit Agreement, the nominal value on the Term B Loans was $1,950 million, which represented the initial nominal value less life to date principal repayments. Subsequent to the Amended Credit Agreement, the nominal value was $1,900 million. All other terms of the Amended Credit Agreement remain materially consistent with the Credit Agreement. The amendment did not result in derecognition of the financial liability. A modification adjustment of $23 million was made to the carrying amount of the Term B Loans, with the corresponding gain

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recognized in other finance income. Other adjustments during the period pertain to capitalized deferred financing fees.
The Term A Loans are subject to financial covenants. As of June 30, 2026, Genmab was in compliance with these covenants.
Refer to Note 4.8 in the Annual Report for further details.
Note 8 - Derivative Financial Instruments
The Company uses derivative instruments to manage its exposure to floating-rate debt indexed to 3-month Term Secured Overnight Financing Rate (SOFR). The Company has entered into interest rate swap agreements designated as cash flow hedges. These agreements are used to manage interest rate risk associated with a portion of the Company’s floating-rate debt. The Company follows established risk management policies, including the use of derivatives to hedge interest rates. The counterparties in these derivative instruments are banks which the Company considers the risk of non-performance as minimal.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Hedge ineffectiveness is measured each reporting date and recognized immediately in profit or loss in the Condensed Consolidated Statements of Comprehensive Income. Rebalancing the hedge relationship may give rise to additional hedge ineffectiveness.
Derivative:
Certain information related to our derivative financial instruments is presented below:

	Effective Date	Nominal Amount	Fixed Rate	Index	Actual Termination Date	Location of Financial Instrument in Condensed Consolidated Balance Sheets
Interest rate swap	1/16/2026	$406	3.3960%	3 Month SOFR rate	6/30/2028	Receivables & other non-current assets and Receivables & other current assets
Interest rate swap	1/27/2026	$406	3.4885%	3 Month SOFR rate	6/30/2028	Receivables & other non-current assets and Receivables & other current assets
Interest rate swap	2/9/2026	$406	3.3625%	3 Month SOFR rate	6/30/2028	Receivables & other non-current assets and Receivables & other current assets
Interest rate swap	2/12/2026	$406	3.3355%	3 Month SOFR rate	6/30/2028	Receivables & other non-current assets and Receivables & other current assets

Deferred Hedging Gains and Losses on Cash Flow Hedges:
Based on valuation at June 30, 2026, and assuming market rates remain constant through contract maturities, it is expected that transfers to earnings of the existing gain or losses reported in Other Comprehensive Income on interest rate cash flow hedges during the next twelve months will correspond to the current assets portion of the

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derivative as disclosed in Note 5 in this interim report. No hedge ineffectiveness was recognized in profit or loss during the period.

Derivative Impact on the Statements of Cash Flow Hedge Reserve:
The following table presents the pre-tax amounts of derivative gains or losses and the line item in the Condensed Consolidated Statements of Comprehensive Income that may be affected when reclassified to profit or loss:

	Carrying Value	Opening Balance January 1, 2026	Fair Value (Gain)/Loss Deferred to OCI	Fair Value (Gain)/Loss Reclassified to Profit or Loss	Closing Balance June 30, 2026	Location When Reclassified to Profit or Loss
Cash flow hedges - Interest rate risk
Interest rate swaps	(10)	—	(12)	(2)	(10)	Financial Expense

The fair value gain reclassified to net profit or loss was $2 million for the second quarter of 2026.

Note 9 - Receivables and Other Assets

	June 30,	December 31.
	2026	2025

Receivables related to collaboration agreements	$969	$907
Trade receivables related to product sales	125	96
Prepayments	81	65
Interest receivables	3	4
Interest rate swaps	10	—
Other receivables and assets	48	62
Total	$1,236	$1,134

Receivables and other assets - non-current	$24	$22
Receivables and other assets - current	1,212	1,112
Total	$1,236	$1,134

The $102 million increase in receivables and other assets was primarily due to higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, driven by higher net sales in the second quarter of 2026 as compared to the fourth quarter of 2025, as well as higher trade receivables resulting from increased EPKINLY sales during the same period. Receivables related to DARZALEX and Kesimpta were $886 million at June 30, 2026 compared to $822 million at December 31, 2025, an increase of $64 million or 8%.

Refer to Note 3.6 in the Annual Report for further details regarding Receivables and other assets.

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Note 10 - Other Payables

	June 30,	December 31,
	2026	2025

Liabilities related to collaboration agreements	$98	$79
Staff cost liabilities	106	171
Accounts payable	116	145
Accrued R&D	340	410
Accrued interest on borrowings	7	—
Other liabilities	145	269
Total	$812	$1,074

Non-current other payables	$5	$5
Current other payables	807	1,069
Total	$812	$1,074
The $262 million decrease in other payables was primarily attributable to higher R&D accruals recorded at year-end 2025 related to accrued termination costs associated with the discontinuance of the acasunlimab and other programs during the fourth quarter of 2025, accrued compensation and bonuses and accrued withholding tax on Merus related option payments paid in the first six months of 2026.

Refer to Note 3.8 in the Annual Report for further details regarding Other payables.

Note 11 - Related Parties
Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.
Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.
Related party transactions include remuneration relating to the Board of Directors and the Executive Management as described in Note 5.1 in the Annual Report. There were no material related party transactions during the first six months of 2026 or 2025.
Changes to the Executive Management and the Board of Directors
Following Genmab’s Annual General Meeting on March 19, 2026, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse and Martin Schultz currently serve as employee-elected board members for three-year terms expiring in 2028. Michael Kavanagh also currently serves as an employee-elected board member but will step down from the Board of Directors upon his departure from Genmab on August 14, 2026. Gina Schweizer, who was elected as his alternate, will succeed him as an employee-elected board member effective August 15, 2026.

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Note 12 - Contingencies
Genmab is involved in pending legal proceedings arising out of the normal conduct of its business, the most significant of which are described below. These matters involve highly complex issues which are often subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain. In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which, in each case, are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, Genmab records the loss absorbed or makes a provision for its best estimate of the expected loss. Management has assessed the claims below on that basis and no provisions have been recorded.
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court in Japan against AbbVie’s and Genmab’s Japanese subsidiaries asserting that their activities related to EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai and claiming damages and injunctive relief. In September 2025, Chugai filed two further lawsuits in the same court, against the same parties and with similar assertions, based on two newly granted Japanese patents held by Chugai which are similar to the patents from the original lawsuit.
Genmab and AbbVie believe that all four of the patents are invalid and/or not infringed and intend to vigorously defend the claims.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio U.S. Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive relief. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets. During the fourth quarter of 2025, AbbVie filed a complaint with the U.S. International Trade Commission (ITC) under Section 337 of the Tariff Act against ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; Genmab A/S; Genmab B.V.; and Genmab US, Inc., seeking to exclude certain antibody drug conjugate products from importation into the United States. The district court action was stayed during the pendency of the ITC investigation. The ITC complaint was based on allegations substantially similar to those asserted in the Washington district court action. During the second quarter of 2026, AbbVie withdrew its ITC complaint and filed an unopposed motion to terminate the investigation which will bring the ITC matter to a close. AbbVie has indicated its intention to resume its case in the district court.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims.
Note 13 - Subsequent Events to the Balance Sheet Date
No events have occurred subsequent to the balance sheet date that could significantly affect the condensed consolidated financial statements as of June 30, 2026.
Refer to Note 11 in this interim report for further details regarding changes to the Executive Management and the Board of Directors.

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ABOUT GENMAB
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.
Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; HexElect®; KYSO®, RAINFOL™, ProfoundBio™ and Rina-S® are trademarks of ProfoundBio, U.S., Co. and Genmab (Suzhou) Co., Ltd. Tivdak® is a trademark of Seagen Inc.; EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; Biclonics® and BIZENGRI® are registered trademarks of Merus N.V. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, RYBREVANT FASPRO™,TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT
The Board of Directors and the registered members of Executive Management have today considered and adopted the interim report of the Genmab Group for the six months ended June 30, 2026.
The interim report has not been audited or reviewed by Genmab’s external auditors. The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.
We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.
Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in this report, our 2025 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2026.
Copenhagen, 6 Aug 2026
Registered Members of Executive Management

Jan van de Winkel (President & CEO)	Anthony Pagano (Executive Vice President & CFO)
Board of Directors

Deirdre P. Connelly (Chair)	Pernille Erenbjerg (Deputy Chair)	Anders Gersel Pedersen

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse (Employee elected)	Michael Kavanagh (Employee elected)	Martin Schultz (Employee elected)

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